UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ardelyx, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

039697107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03969107	Page 2 of 13

1	NAMES OF REPORTING PERSONS Presidio Partners 2007 GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,756,259 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,756,259 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,756,259 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.69% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This Schedule 13G is filed by Presidio Partners 2007 GP, LLC (“Presidio GP LLC”), Presidio Partners 2007 GP, L.P. (“Presidio GP LP”), Presidio Partners 2007, L.P. (“Presidio 2007”) and Presidio Partners 2007 (Parallel), L.P. (“Presidio Parallel”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”) and James F. Watson (“Watson”) (together, the “Reporting Persons”). The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. Presidio GP LLC serves as the general partner of Presidio GP LP, which serves as the general partner of Presidio 2007 and Presidio Parallel and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel. Collier, Watson and Sohail share voting and investment power over and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel.
(2)	Includes 1,712,353 shares of Common Stock held by Presidio 2007 and 43,906 shares of Common Stock held by Presidio Parallel as of December 31, 2017.
(3)	The percentage is based upon 47,534,979 shares of Common Stock of the Issuer outstanding (as of November 1, 2017) as reported by the Issuer in its 10-Q for the period ended September 30, 2017; and filed on November 7, 2017.

CUSIP No. 03969107	Page 3 of 13

1	NAMES OF REPORTING PERSONS Presidio Partners 2007 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,756,259 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,756,259 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,756,259 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.69% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This Schedule 13G is filed by Presidio Partners 2007 GP, LLC (“Presidio GP LLC”), Presidio Partners 2007 GP, L.P. (“Presidio GP LP”), Presidio Partners 2007, L.P. (“Presidio 2007”) and Presidio Partners 2007 (Parallel), L.P. (“Presidio Parallel”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”) and James F. Watson (“Watson”) (together, the “Reporting Persons”). The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. Presidio GP LLC serves as the general partner of Presidio GP LP, which serves as the general partner of Presidio 2007 and Presidio Parallel and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel. Collier, Watson and Sohail share voting and investment power over and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel.
(2)	Includes 1,712,353 shares of Common Stock held by Presidio 2007 and 43,906 shares of Common Stock held by Presidio Parallel as of December 31, 2017.
(3)	The percentage is based upon 47,534,979 shares of Common Stock of the Issuer outstanding (as of November 1, 2017) as reported by the Issuer in its 10-Q for the period ended September 30, 2017; and filed on November 7, 2017.

CUSIP No. 03969107	Page 4 of 13

1	NAMES OF REPORTING PERSONS Presidio Partners 2007, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,756,259 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,756,259 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,756,259 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.69% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This Schedule 13G is filed by Presidio Partners 2007 GP, LLC (“Presidio GP LLC”), Presidio Partners 2007 GP, L.P. (“Presidio GP LP”), Presidio Partners 2007, L.P. (“Presidio 2007”) and Presidio Partners 2007 (Parallel), L.P. (“Presidio Parallel”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”) and James F. Watson (“Watson”) (together, the “Reporting Persons”). The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. Presidio GP LLC serves as the general partner of Presidio GP LP, which serves as the general partner of Presidio 2007 and Presidio Parallel and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel. Collier, Watson and Sohail share voting and investment power over and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel.
(2)	Includes 1,712,353 shares of Common Stock held by Presidio 2007 and 43,906 shares of Common Stock held by Presidio Parallel as of December 31, 2017.
(3)	The percentage is based upon 47,534,979 shares of Common Stock of the Issuer outstanding (as of November 1, 2017) as reported by the Issuer in its 10-Q for the period ended September 30, 2017; and filed on November 7, 2017.

CUSIP No. 03969107	Page 5 of 13

1	NAMES OF REPORTING PERSONS Presidio Partners 2007 (Parallel), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,756,259 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,756,259 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,756,259 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.69% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This Schedule 13G is filed by Presidio Partners 2007 GP, LLC (“Presidio GP LLC”), Presidio Partners 2007 GP, L.P. (“Presidio GP LP”), Presidio Partners 2007, L.P. (“Presidio 2007”) and Presidio Partners 2007 (Parallel), L.P. (“Presidio Parallel”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”) and James F. Watson (“Watson”) (together, the “Reporting Persons”). The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. Presidio GP LLC serves as the general partner of Presidio GP LP, which serves as the general partner of Presidio 2007 and Presidio Parallel and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel. Collier, Watson and Sohail share voting and investment power over and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel.
(2)	Includes 1,712,353 shares of Common Stock held by Presidio 2007 and 43,906 shares of Common Stock held by Presidio Parallel as of December 31, 2017.
(3)	The percentage is based upon 47,534,979 shares of Common Stock of the Issuer outstanding (as of November 1, 2017) as reported by the Issuer in its 10-Q for the period ended September 30, 2017; and filed on November 7, 2017.

CUSIP No. 03969107	Page 6 of 13

1	NAMES OF REPORTING PERSONS David J. Collier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,756,259 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,756,259 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,756,259 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.69% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This Schedule 13G is filed by Presidio Partners 2007 GP, LLC (“Presidio GP LLC”), Presidio Partners 2007 GP, L.P. (“Presidio GP LP”), Presidio Partners 2007, L.P. (“Presidio 2007”) and Presidio Partners 2007 (Parallel), L.P. (“Presidio Parallel”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”) and James F. Watson (“Watson”) (together, the “Reporting Persons”). The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. Presidio GP LLC serves as the general partner of Presidio GP LP, which serves as the general partner of Presidio 2007 and Presidio Parallel and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel. Collier, Watson and Sohail share voting and investment power over and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel.
(2)	Includes 1,712,353 shares of Common Stock held by Presidio 2007 and 43,906 shares of Common Stock held by Presidio Parallel as of December 31, 2017.
(3)	The percentage is based upon 47,534,979 shares of Common Stock of the Issuer outstanding (as of November 1, 2017) as reported by the Issuer in its 10-Q for the period ended September 30, 2017; and filed on November 7, 2017.

CUSIP No. 03969107	Page 7 of 13

1	NAMES OF REPORTING PERSONS Faysal A. Sohail
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,756,259 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,756,259 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,756,259 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.69% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This Schedule 13G is filed by Presidio Partners 2007 GP, LLC (“Presidio GP LLC”), Presidio Partners 2007 GP, L.P. (“Presidio GP LP”), Presidio Partners 2007, L.P. (“Presidio 2007”) and Presidio Partners 2007 (Parallel), L.P. (“Presidio Parallel”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”) and James F. Watson (“Watson”) (together, the “Reporting Persons”). The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. Presidio GP LLC serves as the general partner of Presidio GP LP, which serves as the general partner of Presidio 2007 and Presidio Parallel and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel. Collier, Watson and Sohail share voting and investment power over and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel.
(2)	Includes 1,712,353 shares of Common Stock held by Presidio 2007 and 43,906 shares of Common Stock held by Presidio Parallel as of December 31, 2017.
(3)	The percentage is based upon 47,534,979 shares of Common Stock of the Issuer outstanding (as of November 1, 2017) as reported by the Issuer in its 10-Q for the period ended September 30, 2017; and filed on November 7, 2017.

CUSIP No. 03969107	Page 8 of 13

1	NAMES OF REPORTING PERSONS James F. Watson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,318
	6	SHARED VOTING POWER 1,756,259 (2)
	7	SOLE DISPOSITIVE POWER 5,318
	8	SHARED DISPOSITIVE POWER 1,756,259 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,761,577 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.70% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This Schedule 13G is filed by Presidio Partners 2007 GP, LLC (“Presidio GP LLC”), Presidio Partners 2007 GP, L.P. (“Presidio GP LP”), Presidio Partners 2007, L.P. (“Presidio 2007”) and Presidio Partners 2007 (Parallel), L.P. (“Presidio Parallel”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”) and James F. Watson (“Watson”) (together, the “Reporting Persons”). The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. Presidio GP LLC serves as the general partner of Presidio GP LP, which serves as the general partner of Presidio 2007 and Presidio Parallel and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel. Collier, Watson and Sohail share voting and investment power over and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel.
(2)	Includes 1,712,353 shares of Common Stock held by Presidio 2007 and 43,906 shares of Common Stock held by Presidio Parallel as of December 31, 2017.
(3)	The percentage is based upon 47,534,979 shares of Common Stock of the Issuer outstanding (as of November 1, 2017) as reported by the Issuer in its 10-Q for the period ended September 30, 2017; and filed on November 7, 2017.

CUSIP No. 03969107	Page 9 of 13

Schedule 13G

Item 1(a).	Name of Issuer:

Ardelyx, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

34175 Ardenwood Boulevard, Suite 200, Fremont, CA 94555

Item 2(a).	Names of Persons Filing:

This Schedule 13G is being jointly filed by:

Presidio Partners 2007 GP, LLC (“Presidio GP LLC”)

Presidio Partners 2007 GP, L.P. (“Presidio GP LP”)

Presidio Partners 2007, L.P. (“Presidio 2007”)

Presidio Partners 2007 (Parallel), L.P. (“Presidio Parallel”)

David J. Collier (“Collier”)

Faysal A. Sohail (“Sohail”)

James F. Watson (“Watson”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Presidio Partners

655 Montgomery Street, Suite 6-161

San Francisco, CA 94111

Item 2(c).	Citizenship:

Presidio GP LLC	-	Delaware Limited Liability Company
Presidio GP LP	-	Delaware Limited Partnership
Presidio 2007	-	Delaware Limited Partnership
Presidio Parallel	-	Delaware Limited Partnership
Collier	-	Unites States citizen
Sohail	-	United States citizen
Watson	-	United States citizen

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number:

039697107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 03969107	Page 10 of 13

Item 4.	Ownership.

Presidio Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Presidio GP LLC	0	0	1,756,259	0	1,756,259	1,756,259	3.69%
Presidio GP LP	0	0	1,756,259	0	1,756,259	1,756,259	3.69%
Presidio 2007	1,712,353	0	1,756,259	0	1,756,259	1,756,259	3.69%
Presidio Parallel	43,906	0	1,756,259	0	1,756,259	1,756,259	3.69%
Collier	0	0	1,756,259	0	1,756,259	1,756,259	3.69%
Sohail	0	0	1,756,259	0	1,756,259	1,756,259	3.69%
Watson	5,318	5,318	1,761,577	5,318	1,761,577	1,761,577	3.70%

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

CUSIP No. 03969107	Page 11 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2018

Presidio Partners 2007 GP, LLC

By:	/s/ David J. Collier
David J. Collier, Manager

Presidio Partners 2007 GP, L.P.

By: Presidio Partners 2007 GP, LLC Its: General Partner

By:	/s/ David J. Collier
David J. Collier, Manager

Presidio Partners 2007, L.P.

By: Presidio Partners 2007 GP, L.P. Its: General Partner

By: Presidio Partners 2007 GP, LLC Its: General Partner

By:	/s/ David J. Collier
David J. Collier, Manager

Presidio Partners 2007 (Parallel), L.P.

By: Presidio Partners 2007 GP, L.P. Its: General Partner

By: Presidio Partners 2007 GP, LLC Its: General Partner

By:	/s/ David J. Collier
David J. Collier, Manager

/s/ David J. Collier
David J. Collier

/s/ James F. Watson
James F. Watson

/s/ Faysal A. Sohail
Faysal A. Sohail

CUSIP No. 03969107	Page 12 of 13

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among Presidio Partners 2007 GP, LLC, Presidio Partners 2007 GP, L.P., Presidio Partners 2007, L.P. and Presidio Partners 2007 (Parallel), L.P.

CUSIP No. 03969107	Page 13 of 13

AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13G is being filed on behalf of each of the undersigned.

Dated: February 12, 2018

Presidio Partners 2007 GP, LLC

By:	/s/ David J. Collier
David J. Collier, Manager

Presidio Partners 2007 GP, L.P.

By: Presidio Partners 2007 GP, LLC Its: General Partner

By:	/s/ David J. Collier
David J. Collier, Manager

Presidio Partners 2007, L.P.

By: Presidio Partners 2007 GP, L.P. Its: General Partner

By: Presidio Partners 2007 GP, LLC Its: General Partner

By:	/s/ David J. Collier
David J. Collier, Manager

Presidio Partners 2007 (Parallel), L.P.

By: Presidio Partners 2007 GP, L.P. Its: General Partner

By: Presidio Partners 2007 GP, LLC Its: General Partner

By:	/s/ David J. Collier
David J. Collier, Manager

/s/ David J. Collier
David J. Collier

/s/ James F. Watson
James F. Watson

/s/ Faysal A. Sohail
Faysal A. Sohail